[The Hartford Mutual Funds, Inc.]

Sub-Item 77D:  Policies with respect to security investments

The Hartford Focus Fund

The fund invests primarily in equity securities of a relatively small number of large capitalization companies which include stocks with market capitalizations similar to companies in the S&P 500 Index.

The Hartford Global Communications Fund, The Hartford Global Financial Services Fund, The Hartford Global Health Fund, The Hartford Global Financial Services Fund, The Hartford Global Technology Fund

The fund will invest in securities of issuers among a number of different countries throughout the world, one of which may be the United States; however the fund has no limit on the amount of assets that must be invested in each country.

The Hartford Income Fund

The fund may invest up to 15% if its total assets in preferred stocks, convertible securities, and warrants (including securities carrying warrants) to purchase equity securities or debt securities or loans.

The Hartford International Capital Appreciation Fund, The Hartford International Opportunities Fund, The Hartford International Small Company Fund

The fund diversifies its investments among a number of different countries throughout the world. There are no limits on the amount of the fund’s assets that may be invested in each country.

The Hartford Short Duration Fund

For example, a U.S. Treasury security with a duration of 2 can be expected to change in price by approximately 2% for every 100 basis point change in the yield of the security.